UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                               I-Link Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock Par Value $.007 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                Niklaus F. Zenger
                             Chief Executive Officer
                           Red Cube International AG
                          Bahnhofstrasse 10 CH-6300 Zug
                                   Switzerland
                                +33 411 500 5000

                                    Copy to:
                                 George H. White
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                            London EC2V 8EY, England
                                +44 207 710 6570
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------                                     -------------------
CUSIP NO. NOT APPLICABLE                                      PAGE 2 OF 7 PAGES
------------------------                                     -------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RED CUBE INTERNATIONAL AG
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS                                                   OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                                                             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER                         51,834,103
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                                                               0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                    51,834,103

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                                   51,834,103
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       64.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                                       HC;CO
--------------------------------------------------------------------------------

------------------------                                     -------------------
CUSIP NO. NOT APPLICABLE                                      PAGE 3 OF 7 PAGES
------------------------                                     -------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KPR FINANZ-UND VERWALTUNGS AG
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS                                                   OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                                                             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER                         51,834,103
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                                                               0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                    51,834,103

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                                   51,834,103
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       64.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                                       HC;CO
--------------------------------------------------------------------------------

------------------------                                     -------------------
CUSIP NO. NOT APPLICABLE                                      PAGE 4 OF 7 PAGES
------------------------                                     -------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NIKLAUS F. ZENGER
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS                                                   OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                                                             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER                         51,834,103
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                                                               0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                    51,834,103

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                                   51,834,103
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       64.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                                       HC;IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D/A-4 relates to the Common Stock par value $.007 per share (the "I-Link Common Stock") of I-Link Incorporated, a Florida corporation ("I-Link"), and amends and supplements the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on November 7, 2000, as amended by Schedule 13D/A-2, filed on December 29, 2000, and as further amended by Schedule 13D/A-3, filed on January 19, 2001 (the "Schedule 13D/A"). All capitalized terms used in this Schedule 13D/A-4 and not otherwise defined herein have the meanings ascribed to such terms in Schedule 13D/A. Except as amended and supplemented herein, that statement remains in full force and effect.



Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         On January 21, 2001, Red Cube received notice from I-Link that I-Link had filed a suit in a Utah court on January 19, 2001 alleging several causes of action against Red Cube arising out of their relationship.

         Red Cube believes that all allegations made by I-Link against it are baseless and intends to defend itself vigorously against all I-Link's claims. In furtherance of this intention, on January 24, 2001, Red Cube initiated arbitration proceedings with the American Arbitration Association pursuant to the Cooperation and Framework Agreement.









                                    SIGNATURES
                                    ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2001                      Red Cube International AG
                                                  a Swiss corporation


                                             By:  /s/ Niklaus F. Zenger
                                                --------------------------------
                                                Name:  Niklaus F. Zenger
                                                Title: Chief Executive
                                                       Officer


                                             KPR Finanz-Und Verwaltungs AG
                                                  a Swiss corporation


                                             By:  /s/ Niklaus F. Zenger
                                                --------------------------------
                                                Name:  Niklaus F. Zenger



                                             By:  /s/ Niklaus F. Zenger
                                                --------------------------------
                                                Name: Niklaus F. Zenger